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                           September 17, 2021

       Sarah Kilgore
       Chief Legal and Compliance Officer
       CPI Card Group Inc.
       10368 W. Centennial Road
       Littleton, CO 80127

                                                        Re: CPI Card Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 14,
2021
                                                            File No. 333-259511

       Dear Ms. Kilgore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance